Estifanos G
Founder & CTO of ZTrucking

View full profile

Estifanos G · You
Founder & CTO of ZTrucking
3d · 🌐   •••

Dear Prospective Investors and Partners,

Thank you for your interest in ZTrucking (www.ztrucking.com). We appreciate the time and effort you have invested in learning about our all-in-one carrier management software. We are excited to provide you with more information and resources to help you gain a better understanding of our platform.
To offer you a comprehensive overview of our solution to the current carriers' challenge, please take a look at our investor pitch deck created at Slidebean
👉 (https://lnkd.in/g983tPFb).

Furthermore, we have shared videos from our customer onboarding process to provide you with an in-depth look at our platform's functionality in action.

At ZTrucking, we're proud to provide premium software as a service at the most affordable price in the market. Our platform is FMCSA safety-embedded, with over 1 million lines of code, multiple data/API integrations, and over 95% test coverage.
To learn more about how ZTrucking can benefit you, please check out the videos we have shared below:

👉 Introduction to ZTrucking: Safety & Compliance (https://lnkd.in/gx2yS9EV)

👉 UI 101: Understanding Menus, Submenus, and How to Use Your Interface (https://lnkd.in/gTAPQzYk)

👉 Maximizing Your Experience: Navigating and Interacting with Our Platform's UI (https://lnkd.in/gNbhJr6Y)

👉 How to Use and Analyze Dashboards and Graphs in ZTrucking (https://lnkd.in/gNKXfnFa)

👉 How to Use Reporting Tools for Effective Asset and Record Management (https://lnkd.in/gEhB-3md)

Streamline Your Data Entry with Our Importing Tools: How to Import Fuel Transactions (https://lnkd.in/gVkkZVaF)

If you have any questions or would like to discuss this further, please book a one-on-one meeting with me via my calendar

👉 (https://lnkd.in/g8w7qaFM).

I'm happy to provide any additional information you may need.
Thank you again for your interest, and we look forward to the possibility of working with you.
Best regards,

#SaaS #SoftwareAsAService #Startup #Investing #VentureCapital #AngelInvestor #SeedInvestment #Funding #VC #BusinessDevelopment #Entrepreneurship #PitchDeck #TechInvestment #B2B #CloudComputing #ztrucking #ztruckingco

Carrier Management Software | ZTrucking



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   